Filed by Queens County Bancorp, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Queens County Bancorp, Inc.
                                                     Commission File No. 0-22278



[Letterhead of Queens County Bancorp, Inc.]






                                               August 1, 2000


Fellow Shareholders:

Whether you invested just this week or at the time of our conversion, you probably know that growing through acquisition has been one of our long-term goals. I'm pleased to report that our patience appears on the verge of being rewarded: on June 27, we signed a definitive merger agreement, under which Queens County Bancorp will acquire Haven Bancorp, the $2.9 billion parent of CFS Bank.

Under the terms of the agreement, Haven shareholders will receive 1.04 shares of Queens County Bancorp stock for each share of Haven stock held at the time of the merger, which, pending your approval, regulatory approval, and the approval of Haven's shareholders, will take place in the fourth quarter of this year. In addition to requesting your approval of the merger, we will be asking you to endorse a change in the name of our holding company to "New York Community Bancorp, Inc.," to accommodate our intention of operating multiple wholly-owned banks, including Queens County Savings Bank and CFS Bank.

Recognized and respected for our multi-family lending, we have found in Haven a significant source of funding, as well as revenues. In addition to seven traditional branch offices in Queens, and an eighth in Nassau County, CFS Bank has 62 supermarket branches spanning the metropolitan New York region. Of these, 47 are located in New York, primarily on Long Island and the five boroughs of New York City, and another 15 are located in New Jersey and Connecticut. Upon completion of the merger, we anticipate selling the out-of-state branches, and sharpening our focus on the New York marketplace.

We are currently in the process of preparing the requisite filings, in anticipation of a Special Meeting of Shareholders, which has tentatively been scheduled for September 26. Proxy materials, including a copy of the merger agreement, will be sent to you well in advance of the meeting; in the interim, should you have any questions about the acquisition, please contact our

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Investor Relations Department at 718-359-6401, extension 275. Information about the merger is also available at our web site, www.qcsb.com.

Headquarters to Relocate to Westbury, Long Island
-------------------------------------------------

Another source of excitement in the second quarter was our signing of a contract to sell our executive office building to the developer who previously contracted to acquire the adjacent parking lot. The combined transaction will generate a pre-tax gain of approximately $14.0 million, and will be completed in the fourth quarter of this year. The Company's executive offices will then relocate to Haven Bancorp's current headquarters in Nassau County, a move that will provide us with certain tax and operating benefits. At the same time, our Main Street branch will move a few hundred feet up 39th Avenue, immediately adjacent to the Lippmann Plaza walkway on the Roosevelt Avenue side. Given its proximity to the municipal parking lot, the #7 subway terminus, and various buses serving Queens County, this convenient and familiar location will accommodate the vast majority of our customers.

A Profitable Second Quarter
---------------------------

The good news about the quarter also extends to our performance, with diluted earnings per share rising 13% year-over-year. The Company recorded second quarter 2000 earnings of $7.8 million, or $0.44 per diluted share, providing a 1.56% return on average assets and a 24.07% return on average stockholders' equity. Cash earnings for the quarter totaled $10.2 million, or $0.57 per diluted share, providing an ROA and ROE of 2.04% and 31.47%.

Several factors contributed to the rise in second quarter 2000 earnings, including a $736,000, or 143.5%, increase in other operating income to $1.2 million, and a $320,000, or 5.5%, decline in operating expense to $5.5 million. The significant increase in other operating stemmed largely from a $698,000 rise in other income to $759,000, primarily reflecting our fourth quarter 1999 investment in Bank-owned Life Insurance. The solid reduction in operating expense stemmed from a decline in compensation and benefits, and contributed to a 102-basis point improvement in our efficiency ratio to 31.42%.

Despite the challenge of lending in a rising rate environment, we succeeded in closing $115.4 million in mortgage loans in the second quarter of the year. At the first of July, another $206.0 million in loans were in the pipeline; of these, $120.0 million were closed by mid-July.

Another highlight of our second quarter performance was the continuing improvement of our asset quality. Non-performing loans declined more than six percent from the year-end amount to $3.0 million, representing 0.15% of total assets at June 30. The second quarter of 2000 was also our 23rd consecutive quarter without any net charge-offs--a record unparalleled by any other New York thrift.

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Reflecting the consistent strength of the Company's performance, the Board of
Directors declared a quarterly cash dividend on July 18. The $0.25 per share dividend will be paid on the 15th of August to shareholders of record at August 1, 2000.

Looking Ahead
-------------

Since the onset of our public life, we have maintained a commitment to shareholder value that has driven our every action and strategy. The acquisition of Haven Bancorp serves to underscore this commitment, and will create a more valuable franchise with significant potential, and an even stronger company with increased earnings capacity.

                                          Sincerely yours,

                                            /s/ Joseph R. Ficalora

                                          Joseph R. Ficalora
                                          Chairman, President, and
                                           Chief Executive Officer

Enclosure










This letter contains certain forward-looking statements with regard to the Company's prospective performance, strategies, and pending merger with Haven Bancorp, Inc., within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said harbor provisions. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Specific factors which could cause future results to vary from current management expectations are discussed in the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 2000.

The Company and Haven Bancorp, Inc. have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS
TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge from the Vice President, Investor Relations at Queens County Bancorp, Inc. 38-25 Main Street, Flushing, NY 11354. Documents filed with the SEC by Haven Bancorp, Inc. will be available free of charge from Catherine Califano, Senior Vice President and Chief Financial Officer at Haven Bancorp, Inc. 615 Merrick Avenue, Westbury, NY 11590.

The directors, executive officers and certain other members of management and employees of each of the Company and Haven, as well as ChaseMellon Shareholder Services, LLC and Morrow & Co., Inc. may be soliciting proxies from stockholders in favor of the merger. For information concerning the identity of the participants in the solicitation of proxies, including each person's direct or indirect interests, by security holdings or otherwise, investors should refer to each company's most recent proxy statement, which is available through the sources set forth above or may contact Queens or Haven, as the case may be, at the address listed above.